UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 001-38152

USCF Funds Trust

(Exact name of registrant as specified in its charter)

1850 Mt. Diablo Boulevard, Suite 640

Walnut Creek, CA 94596

(510) 522-9600

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

United States 3X Short Oil Fund

(Title of each class of securities covered by this Form)

Not Applicable

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: None

Pursuant to the requirements of the Securities Exchange Act of 1934, USCF Funds Trust has caused this certification / notice to be signed on its behalf by the undersigned duly authorized person.

USCF Funds Trust
April 8, 2020	By:	United States Commodity Funds LLC, Sponsor

	By:	/s/ John P. Love
John P. Love
President and Chief Executive Officer of
United States Commodity Funds LLC